FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

30 April 2009

GRUPO FINANCIERO HSBC, S.A. DE C.V.

FIRST QUARTER 2009 FINANCIAL RESULTS - HIGHLIGHTS

  Net income for the first quarter of 2009 was MXN798 million, down by MXN1,409 million or 63.8 per cent compared with MXN2,207 million for the same period in 2008.

  Profit before tax for the first quarter of 2009 was MXN680 million, down by MXN2,396 million or 77.9 per cent compared with MXN3,076 million for the same period in 2008.

  Total operating income before loan impairment charges for the first quarter of 2009 was MXN9,326 million, down by MXN312 million or 3.2 per cent compared with MXN9,638 million for the same period in 2008.

  Gross loans and advances to customers were MXN170.8 billion at 31 March 2009, down by MXN31.1 billion or 15.4 per cent compared with MXN201.9 billion at 31 March 2008.

  Deposits were MXN238.0 billion at 31 March 2009, down by MXN25.3 billion or 9.6 per cent compared with MXN263.3 billion at 31 March 2008.

  The cost efficiency ratio was 52.1 per cent for the first quarter of 2009, compared with 54.0 per cent for the same period in 2008.

  Return on equity was 8.8 per cent for the first quarter of 2009, compared with 23.4 per cent for the same period in 2008.

  At 31 March 2009, the Bank's regulatory capital adequacy ratio was 12.4 per cent. The tier 1 capital ratio at 31 March 2009 was 9.7 per cent.

HSBC Mexico S.A. (the Bank) is Grupo Financiero HSBC, S.A. de C.V.'s (HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The Bank is required to file financial information on a quarterly basis (in this case for the quarter ended 31 March 2009) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc (HSBC Group).

Overview

The first quarter of 2009 was challenging for Grupo Financiero HSBC, S.A de C.V. as the operating environment continued the deteriorating trends seen at the end of 2008.  Mexico's economy is expected to contract by 3 per cent in 2009 while annual inflation is expected to fall to 3.5 per cent in 2009, compared to 6.5 per cent reported for 2008. During the first quarter of 2009 the Mexican Central Bank reduced interbank interest rates three times, from 8.25 per cent to 6.75* per cent. Volatility in the Mexican peso against the US dollar exchange rate continued during the first quarter of the year, increasing from 13.83 at 31 December 2008 to 14.15* at 31 March 2009.

In such a turbulent environment, Grupo Financiero HSBC, S.A. de C.V. focussed on maintaining a conservative approach to risk management, bringing new efficiencies to systems and processes and improving the services offered to customers.

At 31 March 2009, Grupo Financiero HSBC's net income was MXN798 million, MXN1,409 million less than the net income of the same period in 2008 (a decrease of 63.8 per cent). This result was largely due to increased loan impairment charges, particularly on credit card and corporate loan portfolios, reflecting the weakening in the economy.

The fall in profit before tax for the first quarter was exacerbated by the recognition of MXN1,041 million in the first quarter of 2008 arising from the sale of Visa Inc. US dollar denominated securities coupled with additional regulatory credit provisions in the first quarter of 2009 of MXN618 million relating to the corporate loan portfolio. Excluding the effect of these two items, the decrease in profit before tax for the first quarter of 2009 reduces to 36.2 per cent.

Net interest income decreased by MXN874 million to MXN5,377 million at 31 March 2009, a 14 per cent decrease compared to the same period in 2008. This result was largely driven by treasury's strategy of deploying a larger portion of surplus liquidity in low yielding investments offset with increased trading income. Additionally, while interest margins improved in the first quarter compared to first quarter of 2008, a reduction in commercial and consumer loan volumes negatively impacted net interest income.

Net fee income was MXN2,543 million at 31 March 2009, which represents a 13.3 per cent decrease compared to the same period in 2008. Grupo Financiero HSBC adopted a cautious approach to consumer lending in the first quarter and fee income decreased mainly from a fall in credit card revenues, account management fees and reductions in transaction volumes from ATMs and payments and cash management services.

Trading income was MXN1,406 million at 31 March 2009, which represents an increase of MXN951 million or 209.0 per cent compared to the same period in 2008. This is mainly due to a strong performance from trading positions as a result of market volatility during the quarter, partially offset by lower net interest income.

With an uncertain outlook for revenues, Grupo Financiero HSBC, S.A. de C.V.'s management continues to focus on active cost control. As a result, administrative expenses decreased by MXN345 million, or 6.6 per cent, to MXN4,857 million during the quarter to 31 March 2009 compared to the same period in 2008. This reflects a combination of selective investment to improve productivity and expense control. Cost savings were generated from a review of servicing certain customer propositions particularly those related to credit card promotions, and personnel expenses. The cost efficiency ratio was 52.1 per cent for the first quarter of 2009, an improvement of 1.9 per cent compared to the same period in 2008.

Net other income decreased by MXN476 million or 33.1 per cent to MXN962 million compared to the same period in 2008, when non recurring income of MXN1,041 million was generated from the sale of Visa Inc. US dollar denominated securities IPO shares. Other income of MXN1,309 million in the first quarter of 2009 was primarily generated from reimbursements of regional operating expenses and income from portfolio recoveries.

Loan impairment charges during the quarter to 31 March 2009 were MXN4,751 million, an increase of MXN1,953 million or 69.8 per cent compared to the same period in 2008. This increase is primarily the result of greater delinquency rates in the consumer loan portfolio, particularly credit cards, coupled with general weakening of credit quality reflecting the current economic market conditions. Additional credit provisions were also required in accordance with regulatory requirements for the commercial portfolio, specifically corporate loans as a result of changes in credit ratings.

Grupo Financiero HSBC's allowance for loan losses as a percentage of impaired loans was 137.8 per cent at 31 March 2009, compared to 134.0  per cent in the same period of 2008. Management continues to focus its efforts on improving asset quality by maintaining a more cautious approach to origination and risk management and strengthening collections operations. In addition, we continue to proactively support our customers with the 'Plan de Solución HSBC' promotion to optimise collections by working with our customers proactively to agree on revised repayment terms.

The non-bank subsidiaries, particularly HSBC Seguros, made a contribution to the results of MXN188 million or 23.6 per cent of total net income. Performance of our insurance business has been driven by the increase in sales of life insurance products, stable claims behaviour and good expense control.

Gross loans and advances to customers decreased by 15.4 per cent to MXN170.8 billion at 31 March 2009, compared to the same period of 2008. Reductions in the loan portfolio were mainly driven by decreases in consumer lending and commercial loans as a result of the combination of lower customer demand, prepayments on government loan portfolio and lower origination.

Total deposits decreased 9.6 per cent to MXN238.0 billion at 31 March 2009, of which demand deposits were MXN122.0 billion, 2.5 per cent lower than the same period in 2008. This reduction is mainly as a consequence of intense competition to attract deposits from the public. Time deposits, which include money market at 31 March 2009, decreased by MXN22.5 billion or 16.7 per cent due to lower market funding requirements.

In the first quarter of 2009, a dividend of MXN1,647 million was declared and paid to HSBC Holdings plc. The Bank remains strongly capitalised with a total capital ratio of 12.4 per cent at 31 March 2009, down 84 basis points compared to 13.2 per cent at 31 March 2008. Tier 1 capital ratio of 9.7 per cent.

Business highlights

Personal Financial Services

During the first quarter of 2009 this business segment continued implementing different strategies to promote the use of alternative distribution channels as the most convenient option for customers for a range of transactions. This included using the Bank's extensive network of ATMs and internet and telephone banking facilities. As of January 2009, foreign currency cash transactions in branches were migrated to alternative channels.

This business continues to actively promote the 'Plan de Solución HSBC' to its customers in order to enhance collections and provide revised repayment terms thus reducing delinquency.

There is a continuing focus on reinforcing deposit strategies through savings and investment products such as 'Cuenta Flexible HSBC' and 'Cuenta Ahorro HSBC' respectively.

As part of the worldwide launch, the HSBC Premier Family Services offer was launched in Mexico in February 2009, extending the Premier offering to family members and including additional services such as Family Financial Planning, Financial Education and Global Safety Net.

For the first quarter of 2009 the mortgage loan portfolio recorded an increase of MXN553 million or 2.9 per cent compared to same period in 2008. Consumer lending decreased by MXN8,351 million or 17.2 per cent compared to same period in 2008, in accordance with management focus on risk management and improving credit quality.

Commercial Banking

Asset quality in our commercial and corporate credit portfolios remained relatively stable. Interest income has increased and loan impairment charges have remained stable.

During the first quarter, we launched the 'Estimulo' nationwide campaign that focused on strengthening our packaged product offering aimed at small and medium sized businesses (PYMEs), achieving sales of more than 23,000 packages. In addition, HSBC launched the 'Por PYME' support programme, which offers assistance to SME customers who require extended repayment terms.

As at 31 March 2009, commercial loan portfolio has been affected by a MXN25.9 billion or 62 per cent decrease in the loans to government entities portfolio compared with the same period in 2008, as a result of several government loan prepayments.

Global Banking and Markets

The Global Banking and Markets segment showed solid performance during the first quarter of 2009. Despite lower customer volumes and reduced appetite for market risk, the volatility in the global financial markets and favourable positioning in foreign exchange have resulted in strong trading results.

Balance sheet management recorded improved results, which were partially offset by losses incurred from the sale of US dollar denominated securities.

Grupo Financiero HSBC was ranked first in the March 2009 Debt Capital Markets League Tables. This has supported the gradual reopening of the Mexican market, which had seen limited activity since late 2008. The main Debt Capital Market deals, in which our role was both joint lead manager and bookrunner, were MXN10,000 million from Petróleos Mexicanos, MXN3,500 million from Kimberly Clark de Mexico and MXN1,989 million from Coca Cola FEMSA.

The Global Banking segment continues to position its portfolio in line with market conditions and customer demand. The segment remains focused on working closely with our core relationships in order to best serve their financial situation and tailoring facilities to address difficult market conditions.

Subsequent events

At the end of April, Mexican authorities reported a swine flu outbreak in Mexico City. The impact of this is still to be determined. HSBC continues to monitor the situation closely and will take appropriate action. HSBC's primary focus is on the well being of our staff and their families.

About HSBC

Grupo Financiero HSBC, S.A. de C.V. is Mexico's fourth largest banking and financial services institution with 1,189 branches, 5,918 ATMs, approximately 7.8 million customer accounts and more than 19,500 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a 99.99 per cent directly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 9,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa and assets of US$2,527 billion at 31 December 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

*Source: Banxico (Banco de México) TIIE rate and FIX exchange rate

Grupo Financiero HSBC, S.A. de C.V.

Consolidated Balance Sheet

Figures in MXN millions	GROUP		BANK
	31 Mar	31Mar	31 Mar	31 Mar
	2009	2008	2009	2008
Assets

Cash and deposits in banks	86,326	53,961	85,756	53,961

Investment in securities	118,622	64,293	118,211	62,971
Trading securities	76,932	30,874	76,857	29,939
Available-for-sale securities	32,681	29,469	32,345	29,082
Held to maturity securities	9,009	3,950	9,009	3,950

Securities and derivative operations	45,305	16,045	45,284	16,043
Repurchase agreements	770	47	749	45
Derivative transactions	44,535	15,998	44,535	15,998

Performing loans
Commercial loans	77,041	71,358	77,041	71,358
Loans to financial intermediaries	8,690	13,595	8,690	13,595
Consumer loans	40,098	48,449	40,098	48,449
Mortgage loans	19,531	18,978	19,531	18,978
Loans to government entities	15,800	41,672	15,800	41,672
Total performing loans	161,160	194,052	161,160	194,052
Impaired loans
Commercial loans	2,319	2,381	2,319	2,381
Consumer loans	5,750	4,294	5,750	4,294
Mortgage loans	1,554	1,196	1,554	1,196
Total impaired loans	9,623	7,871	9,623	7,871
Gross loans and advances to customers	170,783	201,923	170,783	201,923
Allowance for loan losses	(13,258)	(10,549)	(13,258)	(10,549)
Net loans and advances to customers	157,525	191,374	157,525	191,374
Other receivable accounts	18,252	21,172	17,927	21,109
Foreclosed assets	117	89	117	89
Property, furniture and equipment, net	6,616	6,402	6,606	6,390
Long-term investments in equity
securities	3,322	3,037	149	146
Deferred taxes	3,254	1,142	3,278	1,087
Goodwill	2,749	2,749	-	-
Other assets, deferred charges and
intangibles	2,374	1,948	2,334	1,914
Total assets	444,462	362,212	437,187	355,084

Figures in MXN millions	GROUP		BANK
	31 Mar	31Mar	31 Mar	31 Mar
	2009	2008	2009	2008
Liabilities
Deposits	237,981	263,256	238,153	263,393
Demand deposits	121,758	124,561	121,930	124,698
Time deposits	111,951	134,423	111,951	134,423
Bonds	4,272	4,272	4,272	4,272

Bank deposits and other liabilities	7,658	7,245	7,658	7,245
On demand	170	-	170	-
Short-term	5,731	4,591	5,731	4,591
Long-term	1,757	2,654	1,757	2,654

Securities and derivative transactions	122,351	16,004	122,330	16,004
Repurchase agreements	76,581	73	76,560	73
Derivative transactions	45,770	15,931	45,770	15,931

Other payable accounts	33,946	36,239	33,541	35,142
Income tax and employee profit
sharing payable	1,004	1,610	955	1,546
Sundry creditors and other accounts
payable	32,942	34,629	32,586	33,596

Subordinated debentures outstanding	6,216	2,211	6,216	2,211

Deferred credits	487	438	487	438

Total liabilities	408,639	325,393	408,385	324,433

Equity
Paid in capital	21,466	21,466	15,883	15,883
Capital stock	8,210	8,210	4,272	4,272
Additional paid in capital	13,256	13,256	11,611	11,611

Other reserves	14,353	15,351	12,917	14,767
Capital reserves	1,648	1,162	14,314	10,577
Retained earnings	13,839	11,863	-	2,196
Result from the Mark-to-Market of
available-for-sale securities	(1,932)	-	(1,940)	256
Cumulative effect of restatement	-	-	-	-
Gains on non-monetary asset
valuation	-	119	-	-
Adjustment in the employee pension	-	-	-	(136)
Net income	798	2,207	543	1,874
Minority interest in capital	4	2	2	1
Total equity	35,823	36,819	28,802	30,651
Total liabilities and equity	444,462	362,212	437,187	355,084

Figures in MXN millions	GROUP
	31 Mar	31 Mar
	2009	2008
Memorandum accounts

Transactions on behalf of third parties	56,554	107,098

Customer current accounts	(38)	61
Customer bank	-	2
Settlement of customer securities and documents	(38)	59
Customer securities	27,719	78,053
Customer securities in custody	27,716	78,044
Pledged customers securities and documents	3	9
Transactions on behalf of customers	5,854	2,456
Customer repurchase transactions	5,854	2,456
Other transactions on behalf of customers	23,019	26,528
Investment on behalf of customers, net	23,019	26,528
Other memorandum accounts	571,890	599,291
Investment of the SAR funds	-	3,540
Integrated loan portfolio	181,767	212,720
Other memorandum accounts	390,123	383,031

Transactions for the group's own accounts	1,642,572	1,867,574

Accounts for the group's own registry	1,642,572	1,867,602
Contingent assets and liabilities	131	-
Credit commitments	10,946	-
Guarantees granted	38	35
Irrevocable lines of credit granted	-	10,761
Goods in trust or mandate	190,490	170,020
Goods in custody or under administration	177,672	57,914
Amounts committed in transactions with
Fobaproa	154	141
Amounts contracted in derivative operations	1,263,141	1,628,602
Other contingent obligations	-	129

Repurchase/resale agreements
Securities receivable under repos	5,846	46,160
(less) Repurchase agreements	5,855	46,199
	(9)	(39)

Reverse repurchase agreements	5,855	3,629
(less) Securities deliverable under repos	5,846	3,618
	9	11

Figures in MXN millions	BANK
	31 Mar	31Mar
	2009	2008
Memorandum accounts

Guarantees granted	38	35
Contingent assets and liabilities	131	-
Irrevocable lines of credit granted	10,946	-
Other contingent obligations	-	129
Irrevocable lines of credit granted	-	10,761
Goods in trust or mandate	190,490	170,020
Goods in custody or under administration	173,725	53,969
Collateral received by the institution	749	-
Third party investment banking operations, net	23,019	26,528
Amounts committed in transactions with Fobaproa	154	141
Amounts contracted in derivative operations	1,263,141	1,628,602
Investments of retirement savings system funds	-	3,540
Integrated loan portfolio	181,767	212,720
Other control accounts	389,373	383,027
	2,233,533	2,489,472

Securities receivable under repos	-	43,715
(less) Repurchase agreements	-	(43,743)
	-	(28)

Reverse repurchase agreements	-	1,173
(less) Securities deliverable under repos	-	(1,173)
	-	-

Grupo Financiero HSBC, S.A. de C.V.

Consolidated Income Statement

Figures in MXN millions	GROUP	BANK
	31 Mar	31 Mar	31 Mar	31 Mar
	2009	2008	2009	2008

Interest income	8,749	9,392	8,656	9,389
Interest expense	(3,372)	(3,141)	(3,288)	(3,143)
Net interest income	5,377	6,251	5,368	6,246

Loan impairment charges	(4,751)	(2,798)	(4,751)	(2,798)
Risk-adjusted net interest income	626	3,453	617	3,448

Fees and commissions receivable	2,789	3,218	2,604	3,011

Fees payable	(246)	(286)	(257)	(280)

Trading income	1,406	455	1,404	455

Total operating income	4,575	6,840	4,368	6,634

Administrative and personnel
expenses	(4,857)	(5,202)	(4,754)	(5,083)

Net operating income	(282)	1,638	(386)	1,551

Other income	1,309	1,673	1,319	1,694
Other expenses	(347)	(235)	(345)	(255)
Net other income	962	1,438	974	1,439
Net income before taxes	680	3,076	588	2,990

Income tax and employee profit
sharing tax	(1,180)	(1,694)	(1,137)	(1,650)
Deferred income tax	1,096	531	1,083	521
Net income before subsidiaries	596	1,913	534	1,861

Undistributed income from
subsidiaries	202	294	10	13
Income from ongoing operations	798	2,207	544	1,874

Minority interest	-	-	(1)	-

Net income	798	2,207	543	1,874

Grupo Financiero HSBC, S.A. de C.V.

Consolidated Statement of Changes in Shareholders' Equity

GROUP

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Net income	Minority interest	Total equity

Balances at 31 December 2008	21,466	1,442	11,582	(2,335)	4,110	5	36,270

Movements inherent to the shareholders' decision
Capitalisation of retained earnings	-	206	3,904	-	(4,110)	-	-
Cash dividend	-	-	(1,647)	-	-	-	(1,647)
Total	-	206	2,257	-	(4,110)	-	(1,647)

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	798	-	798
Other movements	-	-	-	403	-	-	403
Minority interest	-	-	-	-	-	(1)	(1)
Total	-	-	-	403	798	(1)	1,200
Balances at 31 March 2009	21,466	1,648	13,839	(1,932)	798	4	35,823

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Net income	Minority interest	Total equity
Balances at 31 December 2008	15,883	12,797	-	(2,368)	2,519	2	28,833

Movements inherent to the shareholders' decision
Constitution of reserves	-	1,517	(1,517)	-	-	-	-
Transfer of result of prior years	-	-	2,519	-	(2,519)	-	-
Cash dividend	-	-	(1,002)	-	-	-	(1,002)
Total	-	1,517	-	-	(2,519)	-	(1,002)

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	543	-	543
Result from valuation of available- for-sale securities	-	-	-	428	-	-	428
Cumulative effect of restatement	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-	-
Total	-	-	-	428	543	-	971
Balances at 31 March 2009	15,883	14,314	-	(1,940)	543	2	28,802

Grupo Financiero HSBC, S.A. de C.V.

Consolidated Statement of Changes in Financial Position

GROUP

Figures in MXN millions

	31Mar. 2009	31Mar. 2008
Operating activities:
Net income	798	2,207
Items included in operations not requiring (providing) funds:
Result from mark-to-market valuations	2,725	(546)
Allowances for loan losses	4,751	2,798
Depreciation and amortisation	281	259
Deferred taxes	(1,096)	(531)
Undistributed income from subsidiaries, net	(202)	(294)
Others	(10)	-
Total operating items not requiring funds	7,247	3,893

Changes in items related to operations:
(Decrease) in deposits	(27,484)	(3,701)
(Increase) in loan portfolio	(2,200)	(4,690)
Decrease / (increase) in securities and derivative transactions, net	71,408	(253)
(Increase) / decrease in financial instruments	(61,577)	12,282
(Decrease) in bank deposits and other liabilities	(2,994)	(363)
Funds provided by operating activities	(15,600)	7,168

Financing activities:
Subordinated debentures outstanding	267	3
Cash dividend	(1,647)	(4,350)
Increase in other payable accounts	(3,605)	9,920
Funds provided in financing activities	(4,985)	5,573

Investing activities:
Decrease in property, furniture and equipment, net	2,469	1,170
(Increase) / decrease in deferred charges or credits, net	(46)	348
(Increase) in foreclosed assets	(22)	(8)
Decrease / (Increase) in other receivable accounts	30,349	(9,155)
Funds used in investing activities	32,750	(7,645)
Increase in cash and equivalents	12,165	5,096
Cash and equivalents at beginning of period	74,161	48,865
Cash and equivalents at end of period	86,326	53,961

BANK

Figures in MXN millions	31 Mar. 2009	31 Mar. 2008
Operating activities:
Net income	543	1,874
Items included in operations not requiring (providing) funds:
Result from mark-to-market valuations	2,725	(546)
Allowances for loan losses	4,751	2,798
Depreciation and amortisation	281	259
Deferred taxes	(1,082)	(521)
Undistributed income from subsidiaries, net	(9)	(13)
Value loss estimation for foreclosed assets	2	2
Minority interest	1	-
Total operating items not requiring funds	7,212	3,853

Changes in items related to operations:
(Decrease) in deposits	(27,544)	(3,632)
(Increase) in loan portfolio	(2,200)	(4,690)
Decrease in securities and derivative transactions, net	68,696	120
(Increase) / decrease in financial instruments	(56,837)	13,296
(Decrease) in bank deposits and other liabilities	(2,994)	(363)
Funds provided by operating activities	(13,667)	8,584

Financing activities:
Subordinated debentures outstanding	267	3
Cash Dividend	(1,002)	(3,500)
(Decrease) / increase in other payable accounts	(3,745)	8,978
Funds provided by financing activities	(4,480)	5,481

Investing activities:
(Increase) in property, furniture and equipment, net	(266)	(146)
Decrease in deferred charges or credits, net	3	359
(Increase) in foreclosed assets	(22)	(9)
Decrease /(Increase) in other receivable accounts	30,585	(9,172)
Funds used in investing activities	30,300	(8,968)
Increase in cash and equivalents	12,153	5,097
Cash and equivalents at beginning of period	73,603	48,864
Cash and equivalents at end of period	85,756	53,961

Grupo Financiero HSBC, S.A. de C.V.

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS)

Grupo Financiero HSBC

HSBC Holdings plc, the parent of Grupo Financiero HSBC S.A. de C.V. reports its results under International Financial Reporting Standards (IFRS). There follows a reconciliation of the results of Grupo Financiero HSBC S.A. de C.V. from Mexican GAAP to IFRS for the first quarter ended 31 March  2009 and an explanation of the key reconciling items.

31 Mar.
Figures in MXN millions	2009

Grupo Financiero HSBC – Net Income Under Mexican GAAP	798

Differences arising from:

Valuation of pensions and post retirement healthcare benefits**	18
Acquisition costs relating to long-term investment contracts**	(13)
Deferral of fees received and paid on the origination of loans	20
Recognition and provisioning for loan impairments**	327
Purchase accounting adjustments**	(6)
Recognition of the present value in-force of long-term insurance contracts**	2
Tax criteria	(51)
Other**	214
HSBC México net income under IFRS	1,309
US dollar equivalent (millions)	91
Add back tax expense	548
HSBC México profit before tax under IFRS	1,857
US dollar equivalent (millions)	129
Exchange rate used for conversion	14.4

**Net of tax at 28 per cent.

Summary of key differences between Grupo Financiero's results as reported under Mexican GAAP and IFRS

Valuation of pensions and post retirement healthcare benefits

Mexican GAAP

Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method and real interest rates.

Unrecognised past service costs are amortised on an estimated service life of the employees.

IFRS

Obligations are recognised in the Income Statement of each year based on actuarial computations of the present value of those obligations using the projected unit credit method.

Actuarial gains and losses are recognised in stockholders equity as they arise.

Unrecognised past service cost are recognised in the Income Statement as they arise.

Acquisition costs of long-term investment contracts

Mexican GAAP

All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS

Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on origination of loans

Mexican GAAP

All fees received on loan origination are deferred and amortised over the life of the loan using straight line method. However, this policy was introduced 1 January 2007, all fees having previously been recognised up front.

IFRS

Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for under the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges

Mexican GAAP

Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish authorised methodologies for determining the amount of provision for each type of loan.

IFRS

Loan loss provisions for collectively assessed loans are determined based on a roll-rate methodology reflecting history of losses for each category of loan, past due payments and collateral values. For individually assessed loans, loan loss provisions are calculated based on the discounted cash flow value of the collateral.

Purchase accounting adjustments

These arise from valuations made by HSBC on acquiring Grupo Financiero Bital in November 2002 on various assets and liabilities that differed from the valuation in the local Mexican GAAP books.

Recognition of present value of in-force long-term life insurance contracts

Mexican GAAP

The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS

A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  30 April, 2009